Exhibit 99.1

ASX/Media Release

Immutep Announces Publication of Abstracts for ASCO 2023 Annual Meeting

•	New data published from Part C of TACTI-002 Phase II Trial evaluating eftilagimod alpha plus pembrolizumab in metastatic 2nd line head and neck squamous cell carcinoma

•	Deep, durable responses seen across all PD-L1 subgroups with a 13.5% Complete Response rate and median Duration of Response not yet reached (minimum follow-up of 17 months)

•	In the overall patient population, regardless of PD-L1 expression, a strong response rate of 29.7% and 12-month overall survival rate of 46.0% were achieved

•	In patients with a PD-L1 Combined Positive Score of ≥20, a very promising response rate of 60% and 12-month overall survival rate of 66.7% were achieved

•	Treatment was safe and well tolerated with no new safety signals

•	More mature and final data will be presented during the poster session at ASCO 2023

SYDNEY, AUSTRALIA – 26 May 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces data from Part C of its TACTI-002 Phase II trial has been published in an abstract available on the 2023 American Society of Clinical Oncology’s (ASCO) Annual Meeting’s official website. A Trial in Progress abstract for the Phase II/III AIPAC-003 trial has also been published.

The TACTI-002 poster will contain more mature (longer follow up) and final data that is not part of the abstract and will be available on the Posters & Publication section of Immutep’s website after its presentation at ASCO. Abstracts are available at ASCO.org.

TACTI-002 Abstract

Title: Final results from TACTI-002 Part C: A Phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients with metastatic 2nd line head and neck squamous cell carcinoma unselected for PD-L1

Poster Session: Head and Neck Cancer

Date and Time: 5 June 2023, 2:15PM-5:15PM EDT

Presenter: Dr. Bernard Doger, START Madrid-FJD, Fundación Jiménez Díaz University Hospital, Madrid, Spain

Abstract #: 6029

AIPAC-003 Abstract

Title: AIPAC-003: A randomized, double-blind, placebo-controlled phase 3 trial testing eftilagimod alpha (soluble LAG-3) in HER2-neg/low metastatic breast cancer patients receiving paclitaxel, following an open-label dose optimization.

Poster Session: Breast Cancer – Local/Regional/Adjuvant

Date and Time: 4 June 2023, 9:00AM-12:00PM EDT

Presenter: Dr. Nuhad K. Ibrahim, Professor, Department of Breast Medical Oncology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center, Houston, TX

Abstract #: TPS1120

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889